Xinyuan Real Estate Co., Ltd. Announces FIRST Quarter 2012 FINANCIAL RESULTS

--Company Exceeds First Quarter Revenue, Net Income, and EPS Projections—

BEIJING, China, May 9, 2012 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II cities in China, today announced its unaudited financial results for the first quarter of 2012.

Highlights for the First Quarter 2012

•	Total first quarter revenues were US$172.6 million, an 88.0% increase from US$91.8 million reported in the first quarter of 2011, and a 13.6% decrease from US$199.8 million recorded in the fourth quarter of 2011.

•	Contract sales totaled US$159.7 million, a 63.0% increase from US$98.0 million recorded in the first quarter of 2011, and a 7.2% decrease from US$172.1 million recorded in the fourth quarter of 2011.

•	Total gross floor area (“GFA”) sales were 114,600 square meters, a 40.4% increase from 81,600 square meters sold in the first quarter of 2011 and a 2.4% increase from 111,900 square meters sold in the fourth quarter of 2011.

•	Selling, General, and Administrative (“SG&A”) expenses as a percent of total revenue totaled 6.9% compared to 8.1% in the first quarter of 2011 and 5.8% in the fourth quarter of 2011.

•	Net income reached US$23.2million, a 98.3% increase from US$11.7 million reported in the first quarter of 2011 and 18.0% decrease from US$28.3 million in the fourth quarter of 2011.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.31, equivalent to US$0.15 per common share, compared to diluted net earnings per ADS of US$0.16, equivalent to US$0.08 per common share, in the first quarter of 2011 and US$0.38 per ADS, equivalent to US$0.19 per common share, in the fourth quarter of 2011.

•	Cash and cash equivalents, including restricted cash, increased by US$28.1 million to US$515.7 million as of March 31, 2012 from US$487.6 million as of December 31, 2011. Short and long term debt decreased by US$2.8 million to US$282.7 million compared to US$285.5 million as of December 31, 2011.

•	On April 18, 2012 the Company announced a quarterly dividend of US$0.04 per ADS (US$0.02 per share) to shareholders of record on April 30, 2012 payable on May 15, 2012.

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Mr. Yong Zhang, Xinyuan’s Chairman and Chief Executive Officer said, “We were pleased to experience a strong contract sales growth in February and March versus a very weak January. As a result, we exceeded our contract sales, revenue and net income guidance ranges for the first quarter. Our contract sales results reflect the impact of selective discounting within certain development projects and indicate that our development projects in Tier II & III cities continue to be better insulated from restrictive government policies than projects in Tier I cities. Ten development projects were active in the first quarter with total GFA sales of nearly 115,000 square meters.

“Looking ahead, and assuming there will be no easing of government-implemented buyer restriction policies, we expect contract sales to show moderate growth over prior 2012 financial projections with selective discounting continuing through the end of the year.”

“We were also pleased to announce the implementation of a US$0.04 per ADS quarterly dividend. Our annual payout of US$0.16 per ADS is 60% higher than the prior year period. We continue to seek attractive land acquisitions at reasonable prices and to maximize shareholder returns through our quarterly dividend payments and share repurchase program. With a highly diversified project pipeline and strong balance sheet, we remain highly confident in our strategy to offer affordable developments in Tier II & III cities.”

Financial Results for the First Quarter 2012

Contract Sales

Contract sales totaled US$159.7 million in the first quarter compared to US$98.0 million in the first quarter of 2011 and US$172.1 million in the fourth quarter of 2011. The Company’s GFA sales were 114,600 square meters in the first quarter of 2012 versus 81,600 square meters in the first quarter of 2011 and 111,900 square meters in the fourth quarter of 2011. The average selling price per square meter sold was RMB8,787 (US$1,393) in the first quarter of 2012 versus RMB7,908 (US$1,201) in the first quarter of 2011 and RMB9,940 (US$1,538) in the fourth quarter of 2011. The sequential ASP decline is attributed to sales of high-priced retail space in the previous quarter not continuing in the first quarter and to selectively discounting of certain residential properties as planned.

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Breakdown of GFA Sales and ASP’s by Project

	Q1 2011		Q4 2011		Q1 2012		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)
Chengdu Splendid I	5.3	5,266	6.3	10,195	2.8	7,048	15.9
Chengdu Splendid II	28.3	7,045	13.9	6,936	20.2	6,829	31.5
Zhengzhou Modern City	11.9	8,217	15.5	13,462	11.3	9,646	51.6
Zhengzhou Royal Palace	-	-	9.2	15,568	6.7	16,244	104.2
Zhengzhou Century East B	-	-	13.1	8,555	11.2	8,215	106.5
Kunshan Intl City Garden	4.0	11,336	7.9	9,433	(4.6)	8,201	120.6
Suzhou Intl City Garden	2.1	14,800	10.1	10,676	27.8	9,836	40.8
Xuzhou Colorful Garden	21.3	7,321	0.8	11,064	0.8	7,549	0.2
Jinan Xinyuan Splendid	-	-	7.5	8,375	16.4	7,723	462.9
Zhengzhou Yipinxiangshan II	3.7-	8,192	26.8	8,157	20.7	7,228	58.6
Others	5.0	-	0.8	-	1.3	-	6.7
Total	81.6	7,908	111.9	9,940	114.6	8,787	999.5

The negative GFA sales for the Company’s Kunshan project in the table above reflects the Q1 2012 cancellation by mutual agreement of 137 apartment contracts totaling US$19 million dating back to 2010 when government policy restrictions rendered many buyers ineligible for mortgages. In 2010 the Company recognized total sales reversals of US$42.8 million from 348 apartments where the Company took the position that contracts not clearly executable under prevailing government policies should not be recognized as revenue under the percentage of completion method. Thus, these Q1 2012 Kunshan contract cancellations do not impact revenue under the percentage of completion method. As of the end of the first quarter of 2012, 190 unrecognized contracts with a total value of US$25.4 million remain outstanding.

Revenue under the Percentage of Completion Method

In the first quarter of 2012, the Company’s total revenue using the percentage of completion method was US$172.6 million compared to US$91.8 million in the first quarter of 2011 and US$199.8 million in the fourth quarter of 2011.

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Gross Profit

Gross profit for the first quarter of 2012 was US$49.2 million, or 28.5% of revenue, compared to gross profit of US$25.1 million, or 27.3% of revenue, in the first quarter of 2011 and a gross profit of US$56.4 million, or 28.2% of revenue, in the fourth quarter of 2011.

Each quarter the Company revises total project cost and sales projections for all projects. In the first quarter of 2012 US$1.0 million of cumulative gross profit was recognized under the percentage of completion method due to changes in estimates compared to US$0.8 million being recognized the previous quarter due to changes in estimates.

Selling, General and Administrative Expenses

SG&A expenses were US$12.0 million for the first quarter of 2012 compared to US$7.4 million for the first quarter of 2011 and US$11.7 million for the fourth quarter of 2011. As a percentage of total revenue, SG&A expenses were 6.9% compared to 8.1% in the first quarter of 2011 and 5.8% in the fourth quarter of 2011. The sequential increase in SG&A expenses was partly due to increased legal and consulting expenses in the project search and evaluation process for residential projects in the United States.

Share-based Compensation

Share-based compensation was US$0.1 million for the first quarter of 2012 compared to US$0.5 million for the first quarter of 2011 and US$0.2 million for the fourth quarter of 2011.

Net Income

Net income for the first quarter of 2012 was US$23.2 million compared to US$11.7 million for the same period in 2011 and US$28.3 million in the fourth quarter of 2011. Net margin was 13.5%, compared to 12.7% in the first quarter of 2011 and 14.2% in the fourth quarter of 2011. Diluted earnings per ADS were US$0.31, equivalent to US$0.15 per common share, compared to a profit of US$0.16 per ADS, equivalent to US$0.08 per common share for the same period in 2011, and US$0.38 per ADS, equivalent to US$0.19 per common share, in the fourth quarter of 2011.

Balance Sheet

As of March 31, 2012, the Company reported US$515.7 million in cash and cash equivalents (including restricted cash) compared to US$487.6 million as of December 31, 2011. Total debt outstanding was US$282.7 million, a decrease of US$2.8 million compared to US$285.5 million at the end of the fourth quarter of 2011. The value of the Company’s real estate property under development at the end of the first quarter was US$705.3 million compared to US$761.9 million at the end of the fourth quarter of 2011.

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Project Status

Below is a summary table of projects that were active in the first quarter of 2012.

	GFA		Contract Sales			Project Cost % Complete
	(m2 000)		(US$ million)
Project	Total Active Projects	Sold to date	Total Active Projects	Sales to date	%
					Sold
Chengdu Splendid I	231.0	215.1	196.7	178.7	90.8%	94.8%
Chengdu Splendid II	216.9	185.4	228.9	197.5	86.3%	93.0%
Zhengzhou Modern City	255.4	203.8	351.4	265.3	75.5%	70.7%
Zhengzhou Royal Palace	132.2	28.0	214.7	67.7	31.5%	66.8%
Zhengzhou Century East B	166.5	60.0	236.5	81.5	34.5%	71.2%
Kunshan Intl City Garden	497.9	377.3	582.1	430.3	73.9%	94.7%
Suzhou Intl City Garden	204.9	164.1	314.3	256.8	81.7%	98.3%
Xuzhou Colorful Garden	101.8	101.6	119.5	119.1	99.7%	85.2%
Jinan Xinyuan Splendid	565.4	102.5	766.3	140.9	18.4%	57.9%
Zhengzhou Yipinxiangshan II	198.5	139.9	216.6	159.9	73.8%	72.2%
Others remaining GFA	6.7
Total active projects	2,577.2	1,577.7	3,227.0	1,897.7	58.8%	78.4%

As of March 31, 2012, the Company’s total sellable GFA was approximately 1,403,200 square meters for active projects and pre-revenue stage projects. Below is a summary of all projects at Xinyuan that are in the planning stage:

	Unsold GFA (m2 000)	First Pre sales Scheduled
Zhengzhou Century East A	77.8	Q3 2012
Newly Acquired Zhengzhou Land	208.3	Q4 2012
Newly Acquired Xuzhou Land	117.6	Q4 2012
Total projects under planning	403.7
Total active projects	999.5
Total all Xinyuan projects	1,403.2

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Second Quarter and Full Year 2012 Outlook

The Company expects contract sales in the second quarter of 2012 to be in the range of US$190 to US$200 million. Revenue under the percentage of completion method is expected to range between US$210 and US$220 million and net income in the second quarter is expected to be in the range of US$27.0 to US$30.0 million.

For the full year 2012, contract sales are expected to be in the range of US$660 to US$680 million. Revenue under the percentage of completion method is expected to range between US$760 and US$780 million and net income is expected to be in the range of US$97 to US$107 million.

Percentage of Completion Accounting

Xinyuan’s projects recognize revenue under the percentage of completion method. This requires the Company to re-evaluate its estimates of future revenues and costs on a quarterly basis project by project.

Cumulative revenue= Cumulative contract sales proceeds x Cumulative incurred cost

          Total estimated project cost

Cumulative cost of sales= Cumulative contract sales x Cumulative incurred cost

Total estimated project revenue

Whenever Xinyuan makes changes to expected total project life profit margins, a “catch-up” adjustment must be made in the quarter of change to account for the difference between profits previously recognized using the previous profit margin estimate and the comparable profit using the new profit margin estimates. Further, if the updated profit margin indicates that the Company will have to sell units at a price less than its costs to develop them, it must recognize the full expected gross loss over the life of the project at that time regardless of whether the units have been sold. Additionally for such unprofitable projects the Company must also determine whether impairment exists, and, if so, write down the cost to the fair value of the project which, in turn, may be less than the basis after recognizing the effect of future losses.

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Conference Call Information

Xinyuan’s management will host an earnings conference call on May 9th, 2012 at 8:00 a.m. U.S. Eastern Time. Listeners may access the call by dialing 1-719-457-2660. A webcast will also be available through the Company's investor relations website at http://www.xyre.com. Listeners may access the replay by dialing 1-858-384-5517, access code: 1737491.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 44.7 million people in seven strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the ''safe harbor'' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F/A for the year ended December 31, 2011. All information provided in this press release is as of May 9, 2012. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Financial Controller

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

(Financial Tables on Following Pages)

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2012	2011	2011
	(unaudited)	(unaudited)	(unaudited)

Revenue	172,584	199,770	91,784

Cost of revenue	(123,357)	(143,407)	(66,711)
Gross profit	49,227	56,363	25,073

Selling and distribution expenses	(3,472)	(3,645)	(1,887)
General and administrative expenses	(8,493)	(8,006)	(5,501)

Operating income	37,262	44,712	17,685

Interest income	1,328	2,582	604
Exchange gains	-	1	33
Income from operations before income taxes	38,590	47,295	18,322

Income taxes	(15,345)	(18,986)	(6,661)

Net income	23,245	28,309	11,661
Less: net income attributable to non-controlling interest	701	114	13
Net income attributable to shareholders	22,544	28,195	11,648

Earnings per share:
Basic	0.15	0.19	0.08
Diluted	0.15	0.19	0.08
Shares used in computation:
Basic	145,871	147,992	153,228
Diluted	145,948	147,992	153,228

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(All US$ amounts and number of shares data in thousands)

	March 31,	December 31,
	2012	2011
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	316,516	319,218
Restricted cash	199,198	168,384
Accounts receivable	14,089	20,806
Other receivables	11,578	13,352
Other deposits and prepayments	66,746	60,006
Advances to suppliers	16,084	13,579
Real estate property development completed	6,635	6,775
Real estate property under development	705,311	761,871
Other current assets	917	659

Total current assets	1,337,074	1,364,650

Real estate properties held for lease, net	18,234	18,527
Property and equipment, net	2,833	2,981
Other long-term investment	242	242
Deferred tax asset	1,370	1,307
Other assets	2,728	2,907

TOTAL ASSETS	1,362,481	1,390,614

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(All US$ amounts and number of shares data in thousands)

	March 31,	December 31,
	2012	2011
	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	186,287	235,911
Short-term bank loans	55,803	42,950
Customer deposits	81,768	69,524
Income tax payable	52,686	69,908
Deferred tax liabilities	28,846	22,175
Other payables and accrued liabilities	51,983	50,970
Payroll and welfare payable	4,388	7,018
Current portion of long-term bank loans and other debt	168,708	129,404

Total current liabilities	630,469	627,860

Non- current liabilities
Long-term bank loans	18,270	73,482
Unrecognized tax benefits	13,839	13,824
Other long-term debt	39,964	39,709
TOTAL LIABILITIES	702,542	754,875

Shareholders’ equity
Common shares	15	15
Treasury shares	(7,959)	(7,959)
Additional paid-in capital	509,857	509,713
Statutory reserves	33,579	33,579
Retained earnings	122,632	99,280
TOTAL SHAREHOLDERS’ EQUITY	658,124	634,628

Non-controlling interest	1,815	1,111

TOTAL EQUITY	659,939	635,739

TOTAL LIABILITIES AND EQUITY	1,362,481	1,390,614

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